Exhibit 99.2 – Audited Consolidated Financial Statements

Management’s Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S.  Internal control over financial reporting includes:

•         maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•         providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•         providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and

•         providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of internal control over financial reporting as of December 31, 2016 has been audited by our independent auditors, PricewaterhouseCoopers LLP ("PwC"), as stated in their audit report, which is dated April 28, 2017 and included below.

/s/ Rockne J. Timm                                                                                             /s/ Robert A. McGuinness

     Chief Executive Officer                                                                                      Vice President–Finance and CFO

     April 28, 2017                                                                                                       April 28, 2017

Exhibit 99.2    Audited Consolidated Financial Statements - Page 1

April 28, 2017

Independent Auditor’s Report

To the Shareholders of Gold Reserve Inc.

We have completed integrated audits of Gold Reserve Inc.’s December 31, 2016 and December 31, 2015 consolidated financial statements and its internal control over financial reporting as at December 31, 2016. Our opinions, based on our audits are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Gold Reserve Inc. (the "Company"), which comprise the consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gold Reserve Inc. as at December 31, 2016 and 2015 and results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on internal control over financial reporting

We have also audited Gold Reserve Inc.’s internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Exhibit 99.2    Audited Consolidated Financial Statements - Page 2

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Gold Reserve Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

Exhibit 99.2    Audited Consolidated Financial Statements - Page 3

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

	December 31, 2016	December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)	$35,747,049	$9,350,892
Marketable securities (Notes 5 and 6)	541,216	180,986
Deposits, advances and other	153,916	590,250
Total current assets	36,442,181	10,122,128
Property, plant and equipment, net (Note 7)	12,046,496	12,258,599
Total assets	$48,488,677	$22,380,727
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)	$691,409	$1,549,905
Accrued interest	2,379	2,388
Total current liabilities	693,788	1,552,293

Convertible notes and interest notes (Note 11)	43,968,020	39,671,870
Other (Note 11)	1,012,491	1,012,491
Total liabilities	45,674,299	42,236,654

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value

 Authorized:

Unlimited

 Issued:

None

Common shares (Note 12)

342,190,645

290,467,418

 Class A common shares, without par value

  Authorized:

Unlimited

  Issued and outstanding:

2016…89,710,604

2015…76,447,147

Contributed Surplus (Note 11)

25,723,900

30,435,625

Stock options (Note 10)

17,353,725

20,523,325

Accumulated deficit

(382,897,065)

(361,351,373)

Accumulated other comprehensive income

443,173

69,078

Total shareholders' equity (deficit)

2,814,378

(19,855,927)

Total liabilities and shareholders' equity

$

48,488,677

$

22,380,727

Contingencies (Note 3)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

            /s/ Patrick D. McChesney                                                           /s/ James P. Geyer

Exhibit 99.2    Audited Consolidated Financial Statements - Page 4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2016	2015
OTHER INCOME (LOSS)
Interest income	$47,691	$651
Gain on disposition of marketable securities	48,360	–
Loss on settlement of debt (Note 11)	(70,221)	(495,101)
Write-down of property, plant and equipment (Note 7)	(556,558)	–
Loss on sale of equipment	–	(9,432)
Loss on impairment of marketable securities (Note 5)	(13,769)	(46,629)
Foreign currency gain	51,142	12,710
	(493,355)	(537,801)
EXPENSES
Corporate general and administrative	4,111,563	3,143,259
Mixed Company (Note 8)	1,648,043	–
Debt restructuring (Note 11)	–	1,399,148
Exploration	320,611	249,619
Legal and accounting	867,965	270,138
Arbitration and settlement (Note 3)	2,785,817	2,153,123
Equipment holding costs	796,680	752,288
Interest expense (Note 11)	10,521,658	9,630,521
	21,052,337	17,598,096

Net loss for the year	$(21,545,692)	$(18,135,897)

Net loss per share, basic and diluted	$(0.26)	$(0.24)
Weighted average common shares outstanding, basic and diluted	84,456,074	76,118,236

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2016	2015

Net loss for the year	$(21,545,692)	$(18,135,897)
Other comprehensive income, net of tax:
Items that may be reclassified subsequently to the consolidated statement of operations:
Unrealized gain on marketable securities, net of tax of nil	360,386	5,445
Realized gain on marketable securities, net of tax of nil	(60)	–
Impairment loss on marketable securities, net of tax of nil	13,769	46,629
Other comprehensive income	374,095	52,074
Comprehensive loss for the year	$(21,171,597)	$(18,083,823)

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 5

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2016 and 2015

(Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive income

	Common Shares	Equity Units	Amount
Balance, December 31, 2014	76,077,547	100	$ 289,326,172	$ 11,682,644	$ 543,915	$ 20,669,308	$(343,215,476)	$ 17,004
Net loss							(18,135,897)
Other comprehensive income								52,074
Stock option compensation						315,273
Fair value of options exercised			461,256			(461,256)
Equity Units converted to shares	100	(100)
Warrant expiration				543,915	(543,915)
Equity component – convertible notes				18,209,066
Common shares issued for:
Option exercises	369,500		679,990
Balance, December 31, 2015	76,447,147	-	290,467,418	30,435,625	-	20,523,325	(361,351,373)	69,078
Net loss							(21,545,692)
Other comprehensive income								374,095
Stock option compensation						14,907
Fair value of options exercised			3,184,507			(3,184,507)
Common shares issued for:
Private placement, net of costs	8,562,500		34,108,113
Option exercises	2,286,500		4,175,875
Note conversions (Note 11)	2,414,457		10,254,732	(4,711,725)
Balance, December 31, 2016	89,710,604	-	$ 342,190,645	$ 25,723,900	$ -	$ 17,353,725	$(382,897,065)	$ 443,173

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 6

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2016	2015
Cash Flows from Operating Activities:
Net loss for the year	$(21,545,692)	$(18,135,897)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	14,907	315,273
Depreciation	5,545	7,623
Loss on settlement of debt	70,221	495,101
Loss on sale of equipment	–	9,432

Write-down of property, plant and equipment

	556,558	–
Accretion of convertible notes	10,463,666	9,573,212
Non cash restructure expense	–	1,399,148
Gain on disposition of marketable securities	(48,360)	–
Impairment loss on marketable securities	13,769	46,629
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	436,334	(236,508)

Net decrease in accounts payable and accrued expenses

	(858,505)	(2,378,703)
Net cash used in operating activities	(10,891,557)	(8,904,690)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable securities	48,456	–
Purchase of property, plant and equipment	(350,000)	–
Proceeds from sales of equipment	–	165,000
Net cash provided by (used in) investing activities	(301,544)	165,000
Cash Flows from Financing Activities:
Proceeds from the issuance of debt	–	11,989,575
Proceeds from the issuance of common shares	38,425,875	679,990
Financing fees	(141,887)	(1,018,130)
Settlement of debt	(694,730)	–
Net cash provided by financing activities	37,589,258	11,651,435
Change in Cash and Cash Equivalents:
Net increase in cash and cash equivalents	26,396,157	2,911,745
Cash and cash equivalents - beginning of year	9,350,892	6,439,147
Cash and cash equivalents - end of year	$35,747,049	$9,350,892

Supplemental Cash Flow Information:

Cash paid for interest	$749,311	$57,310

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 7

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects. We are an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our activities relate to enforcement and collection efforts associated with the September 2014 Award in connection with Venezuela's seizure of our mining project known as the Brisas Project, the execution of the August 2016 Settlement Agreement and more recently the November 4, 2016 amended Settlement Agreement (the "Settlement Agreement") with Venezuela in regards to the payment of the Award and the acquisition of our Mining Data (See Note 3, Arbitral Award Settlement and Associated Mining Data Sale).

In February 1999 each Gold Reserve Corporation shareholder exchanged their shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which were comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to one Class A common share of Gold Reserve Inc. As of December 31, 2015, all equity units had been converted to Class A common shares.

Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, two Barbadian subsidiaries formed to hold our interest in and operate the Mixed Company as defined herein and several dormant subsidiaries domiciled in Venezuela, Canada and Barbados which were previously formed to hold our interest in our foreign subsidiaries or for future transactions. The Mixed Company is beneficially owned 55% by Venezuela and 45% by Gold Reserve. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment, the carrying value of which has been adjusted, as a result of impairment tests, to its estimated fair value of $11.7 million and it is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate. We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture and office equipment is depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 8

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 10 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan"). Each Unit (each, a "Retention Unit") granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Class A common Share (1) on the date the Retention Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. We will not accrue a liability for these Retention Units until and unless events required for vesting of the units occur.  Stock options and Retention Units granted under the respective plans become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the convertible notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the convertible notes using the effective interest rate method over the contractual life of the convertible notes, with the resulting charge recorded as interest expense.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 9

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Contingent Value Rights. Contingent value rights ("CVRs") are obligations arising from the disposition of a portion of the rights to future proceeds of the Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data") that we compiled.

Warrants. Common share purchase warrants ("Warrants") issued by us entitle the holder to acquire our Class A common shares at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.      New Accounting Policies:

Adopted in the year

In April 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this ASU did not have an impact on our financial statements.

In August 2014, the FASB issued ASU 2014-15, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update was effective for us commencing with the annual period ending after December 15, 2016 and did not have an impact on our financial statements.

Recently issued accounting pronouncements

In January 2017, the FASB issued ASU 2017-01, Business Combinations. This update clarifies the definition of a business and adds guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We are still in the process of evaluating the impact of this standard.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows – Restricted Cash. This update requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We are still in the process of evaluating the impact of this standard.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments. This update is intended to reduce the existing diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2017 and interim periods within that annual period. We are still in the process of evaluating the impact of this standard.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for us commencing with the annual period beginning after December 15, 2016. We do not expect the adoption of this standard will have a significant impact on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases. This update is intended to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This update is effective for us commencing with the annual period beginning after December 15, 2018, including interim periods within that year. We are still in the process of evaluating the impact of this standard.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for us commencing with the annual period beginning after December 15, 2017. We do not expect the adoption of this standard will have a significant impact on our financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 10

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period beginning after December 15, 2017. As we currently do not generate revenue from operations we do not expect the adoption of this standard will have a significant impact on our financial statements.

Note 3.      Arbitral Award Settlement and Associated Mining Data Sale:

In October 2009, we initiated a claim (the "Brisas Arbitration") under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

In September 2014, the ICSID Tribunal unanimously awarded us an Arbitral Award (the "Award") totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually, which at the date of the original Settlement Agreement approximated $29.4 million. Since the Award was issued, we have pursued enforcement and collection of the Award in France, England, Luxembourg and the United States.

On July 17, 2016, we signed a settlement agreement with Venezuela (the "Settlement Agreement") which contemplated payment of the Award (including accrued interest) of approximately $770 million in respect of the Brisas project and the acquisition of our Mining Data by Venezuela for $240 million, the first payment being due on or before October 31, 2016. Pursuant to the terms of the Settlement Agreement, we temporarily suspended the legal enforcement of the Award preserving our ability to resume enforcement and collection of Award via the courts, in the event we ultimately do not receive the agreed upon payments contemplated in the Settlement Agreement, as amended.

In early November 2016, and again in early December 2016, the parties executed addendums to the Settlement Agreement whereby the parties agreed to revise the payment schedule under which Venezuela would make payments related to the Award and Mining Data as follows: $300 million on or before December 15, 2016; $469.7 million on or before January 3, 2017; $50 million on or before January 31, 2017; $100 million on or before February 28, 2017 and $90 million on or before June 30, 2017. The payments for the Award and Mining Data continue to be contingent upon Venezuela obtaining the necessary financing, which has not occurred and, as a result, as of the date of this report no payments have been made by Venezuela. At the passing of the last agreed upon payment date, the Board of Directors chose to not formally terminate the Settlement Agreement as a result of the delay in the initial agreed upon payment(s), but instead instructed management to continue all efforts to work with Venezuela to complete the terms of the Settlement Agreement. Management has recently proposed a third addendum to the Settlement Agreement, whereby the parties would agree, among other things, to revise the previously proposed payment schedule.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 11

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In October 2014 and January 2015, respectively, Venezuela filed annulment applications before the Paris Court of Appeal (the "Court") regarding the Award and the December 15, 2014 arbitral decision dismissing its request for rectification. During the same period, the Company applied to the Court for exequatur of the Award, which entails recognition and enforcement of the Award in France. The Court issued the exequatur on January 29, 2015 declaring the Award to be recognized and enforceable in France. On February 7, 2017, the Court rejected all of Venezuela’s previous annulment arguments and issued a judgment dismissing the applications filed by Venezuela pending before the French courts in relation to the Award. In addition to the Award remaining enforceable in France, the Court ordered Venezuela to pay an amount of €150,000 for our legal fees and costs. Venezuela can consider appealing the judgment before the French Cour de cassation, which is the court of final resort in the French judicial system.

Obligations related to the collection of the Award

We have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% calculated on the proceeds actually received by us with respect to the Award and/or the disposition of the Mining Data related to the development of the Brisas Project.

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to compensate the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their past efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award and/or sale of the Mining Data. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized (calculated  on substantially the same terms as the CVR) related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan by existing participants is fully vested, subject to voluntary termination of employment or termination for cause.

The Company maintains the Gold Reserve Director and Employee Retention Plan (See Note 10). Each unit (the "Retention Units") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share: (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan become fully vested upon: (1) collection of Award proceeds from the ICSID arbitration process and/or sale of mining data totaling at least $200 million and we agree to distribute a substantial majority of the proceeds to our shareholders or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred.

Upon payment of the Award or receipt of proceeds from the disposition of the Mining Data, subject to certain limitations, we are obligated to make an offer to existing holders to redeem the 2018 Notes at a price equal to 120% of the principal amount of 2018 Notes then outstanding. See "Description of Capital Structure".

Our current plan is to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds, subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the Award and/or sale of the Mining Data. Such obligations include payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein), contingent legal fees of approximately $1.8 million which will become payable upon the collection of the Award or undertakings made to a court of law.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 12

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 4.      Cash and Cash Equivalents:

	December 31,	December 31,
	2016	2015
Bank deposits	$1,122,542	$9,278,730
Money market funds	34,624,507	72,162
Total	$35,747,049	$9,350,892

Note 5.      Marketable Securities:

	December 31,	December 31,
	2016	2015
Fair value at beginning of year	$180,986	$175,541
Dispositions, at cost	(96)	–
Realized gain	(60)	–
Impairment loss	(13,769)	(46,629)
Increase in market value	374,155	52,074
Fair value at balance sheet date	$541,216	$180,986

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of December 31, 2016 and 2015, marketable securities had a cost basis of $98,043 and $111,908, respectively.

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The most observable level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the most recent observable trading history of the 2022 Notes (as defined in Note 11).

	Fair value December 31, 2016	Level 1	Level 2
Marketable securities	$541,216	$541,216	$–
Convertible notes and interest notes	$77,164,724	$–	$77,164,724

	Fair value December 31, 2015	Level 1	Level 2
Marketable securities	$180,986	$180,986	$–
Convertible notes and interest notes	$50,268,471	$–	$50,268,471

Exhibit 99.2    Audited Consolidated Financial Statements - Page 13

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2016
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	519,832	(500,870)	18,962
Leasehold improvements	41,190	(41,190)	–
Mineral property	350,000	–	350,000
	$12,588,556	$(542,060)	$12,046,496

		Accumulated
	Cost	Depreciation	Net
December 31, 2015
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	519,832	(495,325)	24,507
Leasehold improvements	41,190	(41,190)	–
	$12,795,114	$(536,515)	$12,258,599

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the "Property"), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement with Raven Gold Alaska Inc. ("Raven"), a wholly-owned subsidiary of Corvus Gold Inc. which was recorded as mineral property.

Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the "Precious Metals Royalty") and (ii)  base metals produced and recovered from the Property equal to 1% of  net smelter returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest
(i.e. 1%) in the Precious Metals Royalty at a price of $4 million.

Machinery and equipment consists of infrastructure and milling equipment intended for use on the Brisas Project. We continually evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate impairment has occurred. We review comparable market data for evidence that fair value less cost to sell is in excess of the carrying amount.  In 2016, based on market valuations for mining equipment which included the review of transactions involving comparable assets, we recorded a write-down of $0.6 million to an estimated fair value. During the second quarter of 2015, equipment with a carrying value of $174,432 was sold and we recorded a loss on sale of $9,432.

Note 8.      Mixed Company:

On August 7, 2016, we executed an agreement ("Mixed Company Agreement") with Venezuela for the formation of a jointly owned company ("Mixed Company") and in October 2016, together with Venezuela, we established Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"), the entity that will develop the Brisas Cristinas Project.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 14

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Siembra Minera is beneficially owned 55% by Corporacion Venezolana De Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve and the parties will retain their respective interest in the Siembra Minera in the event the agreed upon payments, pursuant to the Settlement Agreement, are not made by Venezuela. Siembra Minera will, among other things, hold the gold, copper, silver and other strategic mineral rights within Bolivar State, including the Brisas Cristinas Project, (each having a 40 year term comprised of 20 years with two 10 year extensions), be authorized, via Presidential Decrees and Ministerial and Central Bank resolutions, to carry-on it's business, pay a net smelter return royalty to Venezuela on the sale of gold, copper, silver and any other strategic minerals over the life of the project and provide net profits participation based on the sales price of gold per ounce. We incurred costs of $1.6 million during 2016 associated with the legal negotiation related to the Mixed Company Agreement and our efforts to facilitate the establishment of Siembra Minera.

Note 9.            KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for the KSOP Plan years 2016 and 2015 were approximately $163,000 and $150,000, respectively.

Note 10.    Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a "rolling" 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. On September 19, 2016, the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000, representing less than 10% of the issued and outstanding Class A Common Shares of the Company at such date. Such amendment was approved by the TSX Venture Exchange ("TSXV") on October 6, 2016.

As of December 31, 2016, there were 5,393,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the 2012 Plan.

Share option transactions for the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of year	5,643,500	$ 2.43	5,698,000	$ 2.31
Options exercised	(2,286,500)	1.83	(369,500)	1.84
Options granted	-	-	315,000	3.90
Options outstanding - end of year	3,357,000	$ 2.84	5,643,500	$ 2.43

Options exercisable - end of year	3,357,000	$ 2.84	5,593,500	$ 2.42

Exhibit 99.2    Audited Consolidated Financial Statements - Page 15

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The following table relates to stock options at December 31, 2016:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	875,000	$1.92	$1,968,750	4.44	875,000	$1.92	$1,968,750	4.44
$2.89	1,607,000	$2.89	2,056,960	0.08	1,607,000	$2.89	2,056,960	0.08
$3.00	250,000	$3.00	292,500	1.44	250,000	$3.00	292,500	1.44
$3.89	100,000	$3.89	28,000	3.21	100,000	$3.89	28,000	3.21
$3.91	215,000	$3.91	55,900	8.49	215,000	$3.91	55,900	8.49
$4.02	310,000	$4.02	46,500	7.56	310,000	$4.02	46,500	7.56
$1.92 - $4.02	3,357,000	$2.84	$4,448,610	2.64	3,357,000	$2.84	$4,448,610	2.64

During the years ended December 31, 2016 and 2015, the Company granted nil and 0.32 million options, respectively. In 2016 and 2015, approximately 2.3 million and 0.4 million outstanding options were exercised, respectively for net proceeds to the Company of approximately $4.2 million and $0.7 million, respectively. The Company recorded non-cash compensation expense during 2016 and 2015 of $0.02 million and $0.3 million, respectively, for stock options granted in 2015 and prior periods.

The weighted average fair value of the options granted in 2015 was calculated as $0.85. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2015
Risk free interest rate	0.66%
Expected term	2.0 years
Expected volatility	38%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Retention Plan and Change of Control Agreements

The Company maintains the Gold Reserve Director and Employee Retention Plan.  Each unit (the "Retention Units") granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share: (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. Units previously granted under the plan become fully vested upon: (1) collection of Award proceeds from the ICSID arbitration process and/or sale of mining data totaling at least $200 million and we agree to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control.  A “Change of Control”, as it relates to the Retention Plan, means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; solicitation of proxies or consents by or on behalf of a person other than the board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2016 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.8 million. The Company also maintains change of control agreements with certain officers and employees. As of December 31, 2016, the amount payable under these agreements in the event of a change of control, including unvested retention units, was approximately $16.0 million.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 16

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 11.    Convertible Notes and Interest Notes:

During the fourth quarter of 2015, we issued approximately $13.4 million aggregate principal amount of new 11% Senior Secured Convertible Notes due December 31, 2018 (the "New Notes") and modified, amended and extended the maturity date of approximately $43.7 million aggregate principal amount of previously outstanding convertible notes, interest notes and accrued interest from December 31, 2015 to December 31, 2018 (the “Modified Notes and,  together with the New Notes, the "2018 Convertible Notes"). The New Notes are comprised of approximately $12.3 million aggregate principal amount of 2018 Convertible Notes, issued with an original issue discount of 2.5% of the principal amount, and approximately $1.1 million of additional 2018 Convertible Notes representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee.

The total cost of the new issuance and restructuring of the 2018 Convertible Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

Approximately $30.7 million aggregate principal amount of the Modified Notes and $10.7 million aggregate principal amount, respectively, of the New Notes were issued to related parties which exercised control or direction over more than 10% of our Class A common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions.

The Modified Notes include convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014. Pursuant to a 2012 restructuring, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of our then current obligations), actually received by us with respect to the Brisas Arbitration proceedings and/or disposition of the Mining Data.

The 2018 Convertible Notes bear interest at a rate of 11% per year which is accrued quarterly and is payable in the form of a new 11% Senior Secured Interest Notes due December 31, 2018 (the "Interest Notes" and, together with the 2018 Convertible Notes, the “2018 Notes”) and payable in cash at maturity.  Interest on the Interest Notes is also payable in additional Interest Notes. The 2018 Convertible Notes are convertible, at the option of the holder, into 333.3333 Class A common shares per $1,000 principal amount (equivalent to a conversion price of $3.00 per common share) at any time upon prior written notice to us. The Interest Notes are not convertible into our Class A common shares or any other security. We also have outstanding $1.0 million aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022 (the “2022 Convertible Notes” and, together with the 2018 Convertible Notes, the “Convertible Notes”) issued in May 2007 with a maturity date of June 15, 2022. The 2022 Convertible Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Convertible Notes into our Class A common shares at a conversion price of $7.54 per common share.

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of December 31, 2016 is comprised of approximately $36.8 million carrying value of 2018 Notes, approximately $1.0 million of 2022 Convertible Notes and Interest Notes of approximately $6.2 million. The carrying value of the 2018 Convertible Notes is being accreted to face value using the effective interest rate method over the expected life of the 2018 Convertible Notes with the resulting charge recorded as interest expense.

The 2018 Notes are secured by substantially all of our assets and are subject to certain terms including: (1) the Award and the Mining Data, or any payments made thereon,  may not be pledged without consent of holders comprising at least 75% in aggregate principal amount of outstanding 2018 Notes; (2) subject to certain exceptions, we may not incur any additional indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding 2018 Notes; (3) the Company may not engage in any future financings  whether by private placement or otherwise, without the consent of the Majority Holders which expires upon the earliest of (i) a substantial majority of the Awards proceeds being distributed to the shareholders and (ii) December 31, 2016. Thereafter, to the extent the 2018 Notes remain outstanding, each holder of the Secured Notes will have the right to participate, on a pro-rata basis based on the amount of equity it holds, including Class A common shares issuable upon conversion of convertible securities, in any future equity (or equity-linked) or debt financing; (4) the 2018 Notes shall be redeemable on a pro-rata basis, by us at the note holders’ option, for an amount of cash equal to 120% of the outstanding principal balance upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) our receipt of proceeds from the sale of the Mining Data; provided we shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed an aggregate of $500,000 in any 12-month period without the prior consent of holders of a majority in the aggregate principal amount of the outstanding 2018 Notes; (6) subject to certain exceptions, we shall not incur, create or suffer to exist any liens securing indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding 2018 Notes; and (7) we shall not agree with any holder of the 2018 Notes to any amendment or modification to any terms of any security issued under the indenture governing the 2018 Notes, provide any fees or other compensation whether in cash or in-kind to any holder of such securities, or engage in the repurchase, redemption or other defeasance of any such security without offering such terms, compensation or defeasance to all holders of the 2018 Notes on an equitable and pro-rata basis.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 17

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In accordance with accounting standards, we allocated the 2018 Convertible Notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at an effective interest rate of 27% which was the estimated market rate for a similar liability that does not have an associated equity component. The equity portion of the 2018 Convertible Notes was estimated using the residual value method at approximately $18.2 million net of issuance costs which were allocated pro rata between the equity and liability components. The fair value of the liability component is accreted to the face value of the 2018 Notes using the effective interest rate method over the expected life of the 2018 Convertible Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.5 million in the fourth quarter of 2015 due to the unamortized discount remaining on the Modified Notes prior to the restructuring.

In 2016, $7.2 million face value of 2018 Convertible Notes were converted at a price of $3.00 per share resulting in the issuance of 2.4 million Class A common shares. As of December 31, 2016, the Company had $50.9 million face value of Convertible Notes and $6.2 million face value of Interest Notes outstanding.

Note 12.    Common Shares:

On May 17, 2016, we closed a non-brokered private placement with certain arm’s length investors for gross proceeds of $34.3 million (the "Private Placement"). Pursuant to the Private Placement, we issued 8,562,500 Class A common shares at a price of $4.00 per share. No commission or finder’s fee was paid in connection with the Private Placement. The shares were offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and are subject to a hold period in Canada of four months and a day from their date of issuance.

During 2016 and 2015, certain directors, officers, employees and consultants exercised approximately 2.3 million and 0.4 million outstanding options, respectively for net proceeds to the Company of approximately $4.2 million and $0.7 million, respectively.

Note 13.    Income Tax:

Income tax expense differs from the amount that would result from applying Canadian tax rates to net loss before taxes. These differences result from the items noted below:

	2016	2015
Income tax benefit based on Canadian tax rates	$5,386,423	$4,533,974
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	248,385	222,999
Non-deductible expenses	(1,040,629)	(1,712,121)
Change in valuation allowance and other	(4,594,179)	(3,044,852)
	$–	$–

Exhibit 99.2    Audited Consolidated Financial Statements - Page 18

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

No current income tax has been recorded by us for each of the two years ended December 31, 2016. We have recorded a valuation allowance to reflect the estimated amount of the future tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for future tax assets may be reduced in the near term if our estimate of future taxable income changes. The components of the Canadian and U.S. future income tax assets as of December 31, 2016 and 2015 were as follows:

	Future Tax Asset
	2016	2015
Net operating loss carry forwards	46,962,497	40,779,302
Property, Plant and Equipment	3,227,610	3,087,432
Capital loss carry forwards	15,411	1,116,595
Other	330,882	325,467
	50,536,400	45,308,796
Valuation allowance	(50,536,400)	(45,308,796)
Net deferred tax asset	$–	$–

At December 31, 2016, we had the following U.S. and Canadian tax loss carry forwards:

U.S.	Canadian	Expires
$1,386,674	$–	2018
1,621,230	–	2019
665,664	–	2020
896,833	–	2021
1,435,774	–	2022
1,806,275	–	2023
2,386,407	–	2024
3,680,288	–	2025
4,622,825	1,946,470	2026
6,033,603	3,612,395	2027
4,360,823	13,768,805	2028
1,769,963	13,048,798	2029
2,159,079	16,121,064	2030
3,216,024	18,051,860	2031
3,041,866	5,237,048	2032
5,532,290	6,734,675	2033
1,933,918	9,702,739	2034
2,099,507	12,593,389	2035
3,770,594	15,742,039	2036
$52,419,637	$116,559,282

Exhibit 99.2    Audited Consolidated Financial Statements - Page 19